UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/14/2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 536,489
	8.	SHARED VOTING POWER 516,724
	9.	SOLE DISPOSITIVE POWER 536,489
	10.	SHARED DISPOSITIVE POWER 516,724

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.38%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 3 Pages

Schedule 13D

This Amendment No. 16 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2011, as previously amended (the “Schedule 13D”) by Thomas J. Herzfeld.

This amendment is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“Advisory Clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number of shares of common stock to which this Schedule 13D relates is 1,053,213 shares representing 16.38% of the 6,429,256 shares outstanding as reported by the issuer as of November 14, 2022.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 536,489 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 516,724 shares of common stock.

(c)	Through the tender offer, on November 14, the reporting person sold 71,983 shares at $4.9823. Through the tender offer, on November 14, the Advisory Clients sold 92,580 shares at $4.9823. On November 15, through the open market, the Advisory clients sold 15,799 shares at $4.3841.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld Thomas J. Herzfeld Chairman

11/22/2022
Date